Exhibit 99.10

SUPPORT AND VOTING AGREEMENT

April 1, 2024

TO       PURCHASER

Dear Sirs/Madams:

Re: Support and Voting Agreement

The undersigned understands that Neon Maple Purchaser Inc. (the "Purchaser") and Nuvei Corporation (the "Company") wish to enter into an arrangement agreement dated as of the date hereof (the "Arrangement Agreement") contemplating an arrangement (the "Arrangement") of the Company under Section 192 of the Canada Business Corporations Act, the result of which, together with the transactions contemplated under the Rollover Agreement, shall be the acquisition by the Purchaser of all the outstanding Multiple Voting Shares and the Subordinate Voting Shares of the Company not held by the Rollover Shareholders (the "Shares").

All capitalized terms used but not otherwise defined in this support and voting agreement (this "Agreement") shall have the respective meaning ascribed to them in the Arrangement Agreement.

The undersigned is the beneficial and/or registered owner of, or exercises control or direction over, the number of Shares, other securities convertible into or exercisable for Shares, or any other rights to acquire Shares, as set forth on the signature page to this Agreement (collectively, the "Subject Securities").

1.	The undersigned hereby agrees, solely in his or her capacity as Securityholder and not in his or her capacity as an officer or director of the Company, from the date hereof until the termination of this Agreement in accordance with its terms:

(a)	to cause to be counted as present for purposes of establishing quorum and vote or to cause to be voted all of the Subject Securities entitled to vote, including any other such securities of the Company directly or indirectly acquired by or issued to the undersigned after the date hereof, in favour of the approval of the Arrangement Resolution and any other matter necessary for the consummation of the transactions contemplated by the Arrangement Agreement (the "Transactions") and against any proposed action or agreement which would reasonably be expected to adversely effect, prevent, materially delay or interfere with the completion of the Transactions;

(b)	no later than ten (10) days prior to the Meeting, to deliver or to cause to be delivered to the Company duly executed proxies or voting instruction forms voting in favour of the approval of the Arrangement Resolution, to name in such proxies or voting instruction forms those individuals as may be designated by the Company in the Circular and such proxies or voting instruction forms not to be revoked or withdrawn without the prior written consent of the Purchaser;

(c)	not to, directly or indirectly, (i) sell, transfer, gift, assign, grant a participation interest in, option, pledge, hypothecate, grant a security or voting interest in or otherwise convey or encumber (each, a "Transfer" and "to Transfer" shall have a correlative meaning), or enter into any agreement, option or other arrangement (including any profit sharing arrangement, forward sale or other monetization arrangement) with respect to the Transfer of any of its Subject Securities to any Person, other than pursuant to the Arrangement Agreement; (ii) grant any proxies or power of attorney, deposit any of its Subject Securities into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Subject Securities, other than pursuant to this

Agreement and any amendment thereto; or (iii) agree to take any of the actions described in the foregoing clauses (i) and (ii); provided that the undersigned may (i) exercise and/or settle Incentive Securities to acquire additional Shares, and (ii) Transfer Subject Securities to a corporation, family trust, registered retirement savings plan or other entity directly or indirectly owned or controlled by the undersigned or under common control with or controlling the undersigned provided that (x) such Transfer shall not relieve or release the undersigned of or from his or her obligations under this Agreement, including, without limitation, the obligation of the undersigned to vote or cause to be voted all Subject Securities at the Meeting in favour of the approval of the Arrangement Resolution and any other matter necessary for the consummation of the Transactions, and (y) prompt written notice of such Transfer is provided to the Purchaser; and

(d)	not to exercise any rights of appraisal or rights of dissent provided under any applicable Laws or otherwise in connection with the Arrangement or the Transactions.

2.	Notwithstanding any provision of this Agreement to the contrary, the Purchaser hereby agrees and acknowledges that the undersigned is executing this Agreement and is bound hereunder solely in his or her capacity as a Securityholder of the Company. Without limiting the provisions of the Arrangement Agreement and subject to the provisions of the Rollover Agreement, if applicable, nothing contained in this Agreement shall in any way (i) limit or affect any actions the undersigned may take in his or her capacity as a director or officer of the Company or limit or restrict in any way the exercise of his or her fiduciary duties as director or officer of the Company or other legal obligation to act in the best interests of the Company or (ii) be construed to create any obligation on the part of the undersigned in his or her capacity as a director or officer of the Company to refrain from taking any action in his or her capacity as such.

3.	The undersigned hereby represents and warrants that (i) this Agreement has been duly executed and delivered and, assuming the due authorization, execution and delivery by the Purchaser, is a valid and binding agreement, enforceable against the undersigned in accordance with its terms, and the performance by the undersigned of its obligations hereunder will not constitute a violation or breach of or default under, or conflict with, any contract, commitment or agreement to which the undersigned is a party or by which the undersigned or any of his or her property or assets is bound at the time of such performance; (ii) the undersigned is the sole registered and/or beneficial owner of the Subject Securities, with good and marketable title thereto, free and clear of any and all mortgages, liens, charges, restrictions, security interests, adverse claims, pledges, encumbrances and demands or rights of others of any nature or kind whatsoever, (iii) except for the Arrangement Agreement and the Rollover Agreement, if applicable, no person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Subject Securities, or any interest therein or right thereto, and (iv) other than the Subject Securities, the undersigned and its affiliates do not own of record or beneficially, or exercise control or direction over, or hold any right to acquire, any securities of the Company or any of its Subsidiaries.

4.	The Purchaser hereby represents and warrants, that:

(a)	it is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation and it has all requisite corporate power and authority to enter into and deliver this Agreement and to perform its obligations hereunder and no other corporate proceedings on the part of the Purchaser are necessary to authorize this Agreement;

(b)	it has duly executed and delivered this Agreement which constitutes a legal, valid and binding agreement of the Purchaser enforceable against it in accordance with its terms subject only to (a) any limitation on enforcement under Laws relating to bankruptcy, winding-up, insolvency, reorganization, arrangement or other Law affecting the enforcement of creditors' rights generally, and (b) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

5.	This Agreement may terminate at any time upon the mutual written agreement of the parties hereto and shall automatically terminate upon the earlier of: (i) the Effective Time, (ii) the Purchaser, without the consent of the undersigned, decreases the aggregate Consideration or changes, in a manner adverse to the undersigned, the form of Consideration payable to the undersigned under the Arrangement, or (iii) the termination of the Arrangement Agreement in accordance with its terms.

6.	Each of the undersigned and the Purchaser hereby consents to the disclosure of the substance of this Agreement in any press release, documents filed with the Court in connection with the Arrangement or transactions contemplated by the Arrangement Agreement or any filing pursuant to applicable Securities Laws, including the Circular and the Schedule 13E-3.

7.	This Agreement will be governed by and interpreted and enforced in accordance with the Laws of the Province of Québec and the federal Laws of Canada applicable therein. Each party to this Agreement irrevocably attorns and submits to the exclusive jurisdiction of the Québec courts situated in the City of Montreal and waives objection to the venue of any Proceeding in such court or that such court provides an inconvenient forum. This Agreement may be executed in any number of counterparts (including counterparts by email) and all such counterparts taken together shall be deemed to constitute one and the same instrument.

8.	If the foregoing is in accordance with your understanding and is agreed by you, please signify your acceptance by the execution of the enclosed copies of this Agreement where indicated below and return the same to the undersigned, upon which this Agreement as so accepted shall constitute an agreement among the Purchaser and the undersigned.

9.	The parties hereby confirm their express wish that this Agreement and all ancillary and related documents thereto be drafted in the English language. Les parties aux présentes confirment leur volonté expresse que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais.

[Remainder of page left intentionally blank. Signature page follows.]

Yours truly,

By:
(signed) "Maren Lau"
Maren Lau, Director

Address: [Redacted - Personal Information]

Multiple voting shares owned (beneficially or otherwise) as of the date hereof:	0

Subordinate voting shares owned (beneficially or otherwise) as of the date hereof:	0

Options held as of the date hereof:	0

RSUs/PSUs/DSUs held as of the date hereof:	14,905 (DSUs)

[Signature page to the D&O Support and Voting Agreement]

Accepted and agreed on this    1st    day of    April   , 2024.

NEON MAPLE PURCHASER INC.

By:	(signed) "Ben Scotto"
Name: Ben Scotto
Title: President

[Signature page to the D&O Support and Voting Agreement]